EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ABM Industries Incorporated:
We consent to the incorporation by reference herein of our reports dated March 28, 2006, with respect to the consolidated balance sheets of ABM Industries Incorporated and subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2005, the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2005, and the effectiveness of internal control over financial reporting as of October 31, 2005, which reports appear in the ABM Industries Incorporated Form 10-K for the fiscal year ended October 31, 2005.
Our report dated March 28, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of October 31, 2005, expresses our opinion that ABM Industries Incorporated and subsidiaries did not maintain effective internal control over financial reporting as of October 31, 2005, because of the effect of the material weaknesses on the achievement of the objectives of the control criteria and includes explanatory paragraphs that state that management has identified and included in its assessment the following material weaknesses as of October 31, 2005.
The Company did not have controls over and at the operations the Company acquired in March 2004 from Security Services of America, LLC (SSA LLC), included as a subsidiary within the Company’s Security segment (SSA).
•	Procedures regarding the preparation and documentation of journal entries were not operating in accordance with the Company’s policies, and the review and approval of such journal entries were ineffective.

•	Periodic reconciliations and account analyses of cash and cash equivalents and accrued liabilities were not prepared and reviewed in accordance with the Company’s policies.

•	Duties related to preparation of journal entries and account reconciliation and analysis were not appropriately segregated in accordance with the Company’s policy.

•	Appropriate procedures to document, review and approve the subcontracting transactions between the Company and SSA LLC were not established.

•	Appropriate procedures to segregate SSA LLC’s cash collections and disbursements from those of the Company were not established.
In addition, the Company did not have adequate controls over the initial assessment, integration and subsequent monitoring of the employees of SSA, nor did it adequately establish or implement post-acquisition policies and procedures at SSA. This material weakness resulted in the aforementioned material weaknesses not being identified and remediated timely.

The material weaknesses resulted in a material understatement of cost of goods sold, selling, general and administrative expenses and accrued compensation and a material overstatement of cash and cash equivalents, that required the Company to restate its previously issued financial statements for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005. Material errors were also identified in the quarter ended October 31, 2005.
/s/ KPMG LLP
San Francisco, California
September 7, 2006